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MADISON AVENUE COMMUNICATIONS LAUNCHES POINTS INTERNATIONAL'S AIRINCENTIVES(TM)
INITIATIVES

TORONTO, FEBRUARY 10, 2006 - Points International Ltd. (TSX: PTS;
OTCBB: PTSEF) announced today an agreement with Madison Avenue Communications, a Naples, Florida based marketing company, to develop national AirIncentives(TM) initiatives in a variety of business areas.

"Points.com is pleased to be working with Madison Avenue Communications," said Peter Lockhard, Vice President of Points Business Solutions. "The initiatives they have set up with their clients represent the unique value of airline miles as a consumer incentive."

"AirIncentives is an excellent program with great brands and tremendous reach," said Nick King, President of Madison Avenue Communications. "From our previous experience, we expect to use AirIncentives across numerous product lines. This represents a new opportunity for both direct marketers and for incentive companies."

Madison Avenue Communications has already launched two AirIncentives programs for its clients. Germain Motors is offering customers 10,000 miles for the purchase or lease of a new Lexus vehicle; Abbey Carpets is offering 100 miles for every $100 spent on flooring materials.


ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles(TM), Cendant TripRewards(R), Delta Air Lines SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(R) Rewards, and S&H greenpoints.

AirIncentives is the world's first incentive program that allows marketers to use frequent-flyer miles from multiple airline award programs in a single campaign. The AirIncentives program allows a marketer to pre-purchase, in bulk, frequent-flyer miles to offer as incentives. The marketer decides how many miles to award, and activity that triggers the award. Customers can redeem AirIncentives miles on their choice of five North American airline award programs. Participating programs include: Alaska Airlines Mileage Plan, Delta Air Lines SkyMiles(R), Midwest Airlines Midwest Miles, Northwest Airlines WorldPerks, and US Airways Dividend Miles.

Website: http://www.points.com

Website: http://www.airincentives.com


ABOUT MADISON AVENUE COMMUNICATIONS

Madison Avenue Communications is a marketing firm based in Naples, Florida. Founded in 1995, the company provides a broad range of innovative marketing services to clients in North America. Madison Avenue specializes in strategic alliance marketing and has previously worked with many of the large airlines.


FOR MORE INFORMATION CONTACT:

FOR AIRINCENTIVES:

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Jerry Philip, VP Business Development, Points International Ltd., (416)
596-6380, jerry.philip@points.com

FOR INVESTOR RELATIONS:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com or Eric Solomon, CEOcast, Inc. for Points International Ltd. (212) 732-4300, ssolomon@ceocast.com

FOR PARTNERSHIPS AND OTHER INQUIRIES:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

FOR MADISON AVENUE COMMUNICATIONS:

Nick King, President, Madison Avenue Communications, (239) 594.5558, nickking@madavecom.com